[Letterhead of Liskow & Lewis]

New Orleans, Louisiana

June 27, 2005

VIA FACSIMILE

Mr. Daniel Lee

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MD Technologies Inc.

Form SB-1 filed May 25, 2005

SEC file No. 3330125243

Form 10-KSB for the year ended December 31, 2004

SEC file No. 0-50435

Our File No. 54089.003

Dear Mr. Lee:

This letter is in response to the comments from Mr. Mark Shuman dated June 23, 2005 (the “Comment Letter”). MD Technologies Inc. (the “Company”) has revised the Form SB-1 Registration Statement and Form 10-KSB in accordance with the Comment Letter. Transmitted herewith is also a request for acceleration.

Enclosed please find copies of the corrected pages of both Form SB-1 and Form 10-KSB in redline format marked to show the proposed changes.

We have also provided responses to each of the comments below. We have retyped each comment and provided our response below in italics.

Please direct any comments or questions you may have concerning the Forms SB-1 or 10-KSB to me. Please acknowledge receipt of the enclosures by stamping the enclosed additional copy of this letter and returning the same in the enclosed self-addressed, stamped envelope.

June 27, 2005	LISKOW & LEWIS

Registration Statement on Form SB-1

1.	While we note that Mr. Eglin has signed the registration statement as both Chief Executive Officer and Chief Financial Officer, Form SB-1 also requires that the company’s principal accounting officer or controller sign the registration statement. See Instructions for Signatures on Form SB-1. Accordingly, please ensure that your next amendment is revised to indicate who has signed in the capacity of principal accounting officer or controller.

Response:	The Company has amended the signature page to reflect that Mr. Eglin is signing in his capacity as Chief Executive Officer, Chief Financial Officer, and Controller.

Form 10-KSB for the year ended December 31, 2004

2.	It does not appear that you have provided the information required by Item 308(c) of Regulation S-B. Please revise to disclose whether there were any changes in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:	The Company has revised the 10-KSB to include the information required by Item 308(c).

3.	Your disclosure states that your disclosure controls and procedures are effective for “timely gathering, analyzing and disclosing the information [you] are required to disclose in [y]our reports.” Please refer to the language of Rule 13a-15(e) and revise to address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed is recorded, processed, summarized and reported on a timely basis and whether such information is made known to your officers to allow timely decisions regarding required disclosure.

Response:	The Company has revised the 10-KSB to include the language set forth in Rule13a-15(e).

4.	As a follow-up to comment 1 above, please note that your Form 10-KSB must be signed by the company, the principal executive officer, the principal financial officer and the controller or principal accounting officer. See General Instruction C to Form 10-KSB. While we note that Mr. Eglin signed both the Form 10-KSB and the certificates required by Item 601(b)(31) of Regulation S-B as Chief Executive Officer and Chief Financial Officer, we also note that paragraph (6) of such executed certificates references an officer that appears to be someone other than Mr. Eglin. Accordingly, please tell us who your principal accounting officer or controller is and revise your Form 10-KSB to ensure that such individual has signed in the capacity of principal accounting officer or controller.

Response:	Mr. Eglin currently serves as the Company’s Controller. The Company has amended the signature page of the Form 10-KSB to reflect that Mr. Eglin is

June 27, 2005	LISKOW & LEWIS

signing in his capacity as Chief Executive Officer, Chief Financial Officer, and Controller. No other individual executed a certificate in connection with the offering.

Thank you for your courtesy in this matter.

Sincerely,

/s/ John C. Anjier
John C. Anjier

JCA/mgw

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